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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11018942



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-21570

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Vanguard Marketing Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Vanguard Boulevard
                         (No. and Street)

Malvern   PA   19355
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore L. Pantalone, Jr.   610-669-9893
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
                         (Name - if individual, state last, first, middle name)

Two Commerce Square; Suite 1700; 2001 Market Street; Philadelphia, PA   19103
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must b supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02)

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary of The Vanguard Group, Inc.)

Table of Contents

This report ** contains (check all applicable boxes)

(x) (a) Facing Page

(x) (b) Statement of Financial Condition

(x) (c) Statement of Income

(x) (d) Statement of Cash Flows

(x) (e) Statement of Changes in Shareholder's Equity

(x) (f) Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 (Schedule I)

(x) (g) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (Schedule II)

(x) (h) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (Schedule III)

( ) (i) A Reconciliation, Including Appropriate Explanation of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 (not required)

( ) (j) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)

(x) (k) An Affirmation

(x) (l) A Copy of the SIPC Supplemental Report (under separate cover as required)

( ) (m) Supplemental Report on Internal Control (A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Affirmation

I, Salvatore L. Pantalone Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Vanguard Marketing Corporation for the year ended December 31, 2010, are true and correct. I further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Salvatore L. Pantalone, Jr.

Financial & Operations Principal
Title

Sworn and subscribed to before me this
___23rd__ day of February, 2011.

Notary Public

Vanguard Marketing Corporation
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

Statement of Financial Condition

December 31, 2010



pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of Vanguard Marketing Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Vanguard Marketing Corporation (the "Corporation") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

VANGUARD MARKETING CORPORATION
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2010
ASSETS	
Cash	$ 121,175,957
Cash and securities segregated under federal and other regulations	50,000
Receivables from customers	157,112,077
Securities borrowed	67,980,186
Receivables from brokers, dealers and clearing organizations	16,576,623
Securities owned, at fair value	259,918
Other assets	7,846,518
Total assets	$ 371,001,279

LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Short term borrowings from The Vanguard Group, Inc.	$ 25,000,000
Payables to customers	135,287,024
Payables to brokers, dealers and clearing organizations	86,823,770
Income taxes payable	3,348,928
Securities sold not yet purchased, at fair value	16,377
Payable to The Vanguard Group, Inc.	2,847,573
Other liabilities	6,997,001
Total liabilities	260,320,673
Shareholder's equity:	
Common stock ($.10 par value, 1,000 shares authorized, issued and outstanding)	100
Additional paid-in capital	102,499,900
Retained earnings	8,180,606
Total shareholder's equity	110,680,606
Total liabilities and shareholder's equity	$ 371,001,279

The accompanying notes are an integral part of this financial statement.

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary of
The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

NOTE 1 - ORGANIZATION AND OPERATIONS

The Vanguard Group, Inc. ("Vanguard"), the parent company, initially formed Vanguard Marketing Corporation (the "Corporation"), a Pennsylvania corporation, to facilitate compliance with regulatory requirements of certain states in which shares of the funds in The Vanguard Group of Investment Companies are offered. The Corporation is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The Corporation acts solely in an agency capacity and does not buy or sell securities for its own account.

Thomson Reuters BETA Systems provides computer services to support the Corporation's brokerage operations, including clearance, settlement, custody and other services incidental to the management of a general brokerage business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The statement of financial condition of the Corporation are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related disclosures. These would include estimates for contingent assets and contingent liabilities. Actual results could differ from those estimates.

In preparing the statement of financial condition as of December 31, 2010, management considered the impact of subsequent events occurring through February 23, 2011, for potential recognition or disclosure in this statement of financial condition.

Income Taxes:

The Corporation's taxable income is included in the consolidated federal income tax return of Vanguard, whereas, the Corporation files its own state income tax return.

Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Return Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of this statement of financial condition, utilizing currently enacted tax laws and rates.

Securities Borrowed:

Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Corporation to deposit cash with the lender. The amount of collateral deposited for securities borrowed is an amount generally in excess of the market value of the applicable securities. The Corporation monitors the market value of the securities borrowed daily, with additional collateral obtained or excess collateral refunded as necessary.

Fair Value of Short-Term Financial Instruments:

The carrying amount of cash, receivables from customers, payables to customers; receivables from brokers, dealers and clearing organizations; payables to brokers, dealers and clearing organizations, short term borrowings, and accrued expenses approximates fair value because of the short maturity of these financial instruments. Additionally, the commitments (e.g., unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $50,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (the "SEC").

NOTE 4 - OFF-BALANCE SHEET RISK

In the normal course of business, the Corporation's customer activities involve the execution, settlement, and financing of customer securities transactions. In accordance with industry practices, the Corporation generally settles transactions executed on behalf of its customers within three business days after the trade date. These transactions may expose the Corporation to off-balance sheet risk in the event that the customer or other broker is unable to fulfill its contractual obligations and the Corporation has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions did not have a material effect on the Corporation's statement of financial condition.

The Corporation's customer security activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to its customers, subject to regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased, which are transacted on a margin basis, subject to individual exchange regulations. Such transactions may expose the Corporation to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customers may incur. In the event that the Corporation fails to satisfy its obligations, the Corporation may be forced to sell or purchase financial instruments at prevailing market prices to fulfill its customer obligations. The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Corporation's customer financing and securities settlement activities may require the Corporation to pledge customer securities as collateral in support of various secured financing sources, such as bank loans or margin deposit requirements. At December 31, 2010, customer securities of $1.4 billion were available to the Corporation to use as collateral.

NOTE 5 - RECEIVABLES FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Securities failed to deliver	$ 3,858,679
Amounts due from brokers and dealers through clearing organizations	12,717,944
	$16,576,623

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Corporation for which the settlement date has passed.

Receivables related to securities failed to deliver are collateralized by the underlying securities.

NOTE 6 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consist of securities valued at fair value. At December 31, 2010, securities consisted of:

	Owned	Sold, Not Yet Purchased
US Government obligations	$ 2,082	$ -
Corporate obligations	1,992	422
Stocks	228,089	15,775
Other	27,755	180
	$ 259,918	$ 16,377

NOTE 7 - FAIR VALUE MEASUREMENTS

The Corporation values its investments in sponsored mutual funds at the quoted closing net asset values, or NAVs, per share of each mutual fund last reported as of the balance sheet date. The Corporation's investments in marketable securities are reported at fair value. These securities are generally traded in the over-the-counter market. Securities with original maturities of one year or more are valued by the Corporation based on prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities.

The Corporation determines the fair value of their financial assets and liabilities using three broad levels of inputs:

> Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date (examples include active exchange traded equity securities).

> Level 2 — observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.

> Level 3 — unobservable inputs reflecting our own assumptions based on the best information available (examples include private equity investments).

These levels are not necessarily an indication of the risk or liquidity associated with the investments. At December 31, 2010, all investments were valued based on Level 1 inputs.

NOTE 8 - SHORT TERM BORROWINGS

The Corporation has a $150 million unsecured line of credit with Vanguard, of which $25 million is outstanding. Interest is accrued and paid. The line of credit carries a variable interest rate of the daily effective federal funds rate plus 1.00%.

The Corporation also has access to additional bank facilities for customer/firm bank loans. These credit facilities require the Corporation to pledge customer/firm securities to secure outstanding obligations. As of December 31, 2010, the Corporation did not have any borrowings outstanding from these bank facilities.

NOTE 9 - PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Securities failed to receive	$ 4,314,207
Amounts due to brokers and dealers through clearing organizations	82,509,563
	$ 86,823,770

Securities failed to receive represent payables for securities purchased that have not been received for which settlement date has passed.

NOTE 10 - RELATED PARTY TRANSACTIONS

The Corporation is a wholly owned subsidiary of Vanguard. As such, the statement of financial condition and statement of income may not necessarily be indicative of the financial position and operations that would have existed had the Corporation operated as an unaffiliated corporation.

NOTE 11 - INCOME TAXES

As of December 31, 2010, deferred tax assets resulting from deductible temporary differences were $1,840,599. Deductible temporary differences resulted from capital losses on securities transactions executed to facilitate customer trade orders. The Corporation has provided a valuation allowance of $1,840,599 at December 31, 2010, related to deferred tax assets that in management's opinion are not likely to be realized for tax purposes.

As of December 31, 2010, deferred tax assets resulting from state net operating losses (NOLs) were $1,030,048. These NOLs relate to expenses incurred by the Corporation in developing self-clearing brokerage generation. The Corporation has provided a valuation allowance of $1,030,048 at December 31, 2010 related to deferred tax assets that, the limitation of the NOL carryforward as a percentage of taxable income for state tax purposes and the possibility that the state NOLs may expire unused, management is uncertain they will be realized.

In accordance with Topic 740 – Income Taxes, the Corporation currently believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions would be sustained. Therefore, the Corporation has no reserves for uncertain tax positions.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Corporation calculates its net capital using the alternative method, which requires the corporation to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $250,000. At December 31, 2010, the Corporation had net capital of $107,070,945, which was 39.26 % of aggregate debit balances, which exceeded the minimum required amount by $101,616,596.

NOTE 13 - CONTINGENCIES

In the normal course of business, Vanguard and the Corporation may provide general indemnifications pursuant to certain contracts and organizational documents. The maximum exposure under these arrangements is dependent on future claims that may be made against the Corporation and, therefore, cannot be estimated; however, based on experience, the risk of loss from such claims is considered remote.

NOTE 14 - REGULATORY MATTERS

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with financial and customer related protection. The consequences of noncompliance can include substantial monetary and non-monetary penalties. In addition, the Corporation is subject to comprehensive examination and supervision by governmental and self regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law or are otherwise inconsistent with the regulations or the supervisory policies of these agencies.

NOTE 15 - COMMITMENTS

The Corporation provides guarantees to the securities clearing houses under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet those shortfalls. The Corporation's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Corporation to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

In connection with the margin deposit requirements of The Options Clearing Corporation ("OCC"), The Corporation pledged customer owned securities valued at $53.4 million as of December 31, 2010. These amounts on deposit satisfied the minimum margin deposit of $47.2 million.

The Corporation also had cash deposits of $8.3 million with the National Securities Clearing Corporation ("NSCC"), $1.8 million with the OCC, and $56,000 with the Depository Trust Corporation ("DTC") as of December 31, 2010. These cash deposits are included in receivables from brokers, dealers and clearing organizations.

NOTE 16 - CONCENTRATION OF CREDIT RISK

The Corporation maintains cash with national banks that may exceed FDIC-insured levels.

Vanguard Marketing Corporation
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

Supplementary Report of
Independent Auditors on Internal Control
Required by SEC Rule 17a-5

December 31, 2010



pwc

Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5(g)(1)

To the Board of Directors of Vanguard Marketing Corporation:

In planning and performing our audit of the financial statements of Vanguard Marketing Corporation (the "Corporation") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

Vanguard Marketing Corporation
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

SIPC Supplemental Report

December 31, 2010



pwc

Report of Independent Accountants

To the Board of Directors and Stockholder of Vanguard Marketing Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Vanguard Marketing Corporation (the "Corporation") for the period from January 1, 2010 through December 31, 2010, which were agreed to by the Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Corporation's compliance with the applicable instructions of Form SIPC-7 during the period ended December 31, 2010. Management is responsible for the Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

Procedure	Result
1. Compared and agreed the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries by vouching to the wire transfer (FTJ007300696266) from the Corporation's Bank of New York Mellon (Account #8900700742) to SIPC in the amount of $250,359 on July 30, 2010 (2B), and to the wire transfer from the Corporation's Bank of New York Mellon (Account #8900700742) to SIPC in the amount of $154,001 on February 23, 2011 (2F).	No difference was identified.
2. Compared and agreed Total Revenue reported on the Statement of Income, page 3, of the audited Form X-17A-5, net of miscellaneous dividends, dividend interest rounding, capital losses, and security rebates for the year ended December 31, 2010, with the total revenue amount of $611,681,090 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010.	No difference was identified.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

3. Compared and agreed any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers.	
a. Compared additions on line 2b(2), net loss from principal transactions in securities in trading accounts, of $1,272,277 to the Error Account Activity General Ledger Schedule (General Ledger Account 413140).	a. No difference was identified.
b. Compared additions on line 2b(4), interest and dividend expense deducted in determining total revenue in line 2a, of $456,668 to the sum of debit balances in Profit & Loss General Ledger Reports - Brokerage & Insurance Service Firm Interest Accounts.	b. No difference was identified.
c. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, of $447,950,773 to the Profit & Loss General Ledger Report (sum of General Ledger Accounts 449200, 414000, 414100, 414110, 414120 and 401300).	c. No difference was identified.
d. Compared deductions of line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $33,848, to invoices from Knight Equity Markets, LLP for the period.	d. No difference was identified.
e. Compared deductions on line 2c(6), commissions and markups earned, of $363,214 to the certificate of deposit and Treasury Bills markups generated by the Bond Desk System.	e. No difference was identified.
f. Compared deductions on line 2c(9)(i), total interest and dividend expense of $561,471 to Profit & Loss General Ledger Report (sum of General Ledger Accounts 610200 and 610400).	f. No difference was identified.
g. Compared deductions on line 2c(9)(ii), interest earned on customers securities accounts after 40% haircut, of $3,318,199 to Profit & Loss General Ledger Report (General Ledger Account 431250 X 40%).	g. No difference was identified.

h. Compared the balances between the total interest and dividend expense on line 2c(9)(i) and interest earned on customers securities accounts after the 40% haircut on line 2c(9)(ii), and determined the greater of line (i) and line (ii) for the deduction from total revenue in line 2a.	h. No difference was identified.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers . obtained in procedure 3, as follows:
  a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $161,744,001 and $404,360, respectively of the Form SIPC-7.
  b. Recalculated the mathematical accuracy of the additions to and deductions from total revenue.
  c. Recalculated the mathematical accuracy of the haircut of interest earned on customers securities accounts in line 2c(9)(ii) by multiplying the sum of sum General Ledger Account #431250 by 40%.
	a. No difference was identified.
	
	b. No difference was identified.
	
	c. No difference was identified.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Corporation's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

3